File № 82-4257



VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«16» november 2005
№ 1101/17632

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



06010086

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Messages of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 1/6

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.2. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Burlington Trading Co Limited 205 28th October Avenue, Louloupis Court, 1st Floor, 3035 Limassol ,Cyprus
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	2,94%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	5,61%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	14.11.2005

3. Signature		
3.1. Deputy Chairman of the Board	*(signature)*	A.V.Dolgopolov
3.2. November 14th, 2005	*Stamp*	

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.2. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Tamarisk Trading Limited 221, Christodoulou Hadjipavlou str., Helios Court 1st Floor, Limassol, Cyprus
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	7,57%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	4,90%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	14.11.2005

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. November 14th, 2005	*Stamp*	